The Pitch Texas, Inc. (the "Company") a Texas Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Pitch Texas, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 3, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	6,992	20,111
Total Current Assets	6,992	20,111
Non-current Assets		
Computers, net of Accumulated Depreciation	2,021	-
Total Non-Current Assets	2,021	-
TOTAL ASSETS	9,013	20,111
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Deferred Revenue	8,092	-
Total Current Liabilities	8,092	-
TOTAL LIABILITIES	8,092	-
EQUITY		
Member's Equity	609,550	155,000
Accumulated Deficit	(608,629)	(134,889)
Total Equity	921	20,111
TOTAL LIABILITIES AND EQUITY	9,013	20,111

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	42,872	-
Cost of Revenue	1,662	-
Revenue	41,210	-
Operating Expenses		
Advertising and Marketing	39,693	51,132
General and Administrative	473,879	83,514
Rent and Lease	872	-
Depreciation	505	-
Total Operating Expenses	514,949	134,646
Operating Income (loss)	(473,739)	(134,646)
Other Expense		
Interest Expense	-	243
Total Other Expense	-	243
Provision for Income Tax	-	-
Net Income (loss)	(473,739)	(134,889)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(473,739)	(134,889)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	505	-
Deferred Revenue	8,092	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	8,597	-
Net Cash provided by (used in) Operating Activities	(465,142)	(134,889)
INVESTING ACTIVITIES		
Computers	(2,527)	-
Net Cash provided by (used by) Investing Activities	(2,527)	-
FINANCING ACTIVITIES		
Member's Equity	454,550	155,000
Net Cash provided by (used in) Financing Activities	454,550	155,000
Cash at the beginning of period	20,111	-
Net Cash increase (decrease) for period	(13,119)	20,111
Cash at end of period	6,992	20,111

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 9/9/2020 (Inception)	-	-	-	-
Capital Contributions	155,000	-	-	155,000
Net Income (Loss)	-	-	(134,889)	(134,889)
Ending Balance 12/31/2020	155,000	-	(134,889)	20,111
Capital Contributions	454,550	-	-	454,550
Net Income (Loss)	-	-	(473,739)	(473,739)
Ending Balance 12/31/2021	609,550	-	(608,628)	922

The Pitch Texas, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Pitch Texas, Inc ("the Company") was originally formed as The Pitch LLC in Texas on September 9th, 2020. The Company incorporated in Texas on January 1st, 2022. The Company provides the soccer community the most in depth and complete news coverage of the sport in the areas and for the teams being covered. The Company is currently in various states and has clients all over the world. The Company started its services in February of 2021 with revenues in March of the same year. The Company has 3 main revenue streams including revenue from subscriptions, advertisement and sponsorships, and syndication (provide content to other media outlets).

The Company will conduct a crowdfunding campaign under regulation CF starting in 2022 to raise operating capital for expansion and marketing promotions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues primarily by selling a subscription service. The Company's payments are generally collected at the time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of content uptime for users over the subscription period which can be monthly or annually, and revenue is recognized over the life of the subscription as performance obligations are satisfied.

The Company had deferred revenue of $8,092 as of December 31st, 2021, for prepaid subscriptions with remaining performance obligations.

Syndication

The Company also generates revenue through their broadcast syndication for which they provide their content to other media outlets. The Company's primary performance obligation is to continually create new and original content for their syndication partners to broadcast. Revenue is recognized throughout the terms of any signed agreements with their syndication partners.

Sponsors

The Company also generates revenue through sponsors/advertising. The Company's primary performance obligation is to maintain an acceptable level of content uptime in order for the paid advertisements made by sponsors to be seen by subscription users. Revenue is recognized throughout the terms of any signed agreements with the Company's sponsors.

Segments	*2021*
Services	$4,500
Sponsors	$10,476
Subscriptions	$18,896
Syndication	$9,000
Grand Total	$42,872

Rent and Lease

The Company has a subscription for a coworking space for which they make monthly payments of $598.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Computer Equipment	5	2,527	505	-	2,021
Grand Total	**-**	**2,527**	**505**	**-**	**2,021**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company was a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company did not have any debt as of December 31st, 2021.

NOTE 6 – EQUITY

The Company was a limited liability company owned by a few members.

See Note 7 – Subsequent Events disclosure for details of equity structure after the Company converted to a C-Corp.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 3, 2022, the date these financial statements were available to be issued.

The Company converted to a C-Corp under the name "The Pitch Texas, Inc" on January 1st, 2022. The equity structure of the newly created corporation is as follows:

The Company has authorized 2,000,000 common shares with a par value of $0.0001 per share. 2,000,000 shares were issued and outstanding as of 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential

services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.